Gold Standard Mining Corp.

28030 Dorothy Drive, suite 307

Agoura Hills, California 91301

(818) 665-2098

March 9, 2011

Sandy Eisen

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Gold Standard Mining Corp.

       Item 4.01 8K filed March 3, 2011

       File No. 0-53434

Dear Sandy Eisen:

The company is in receipt of your comment letter of March 7, 2011.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

Form 8K , Item 4.01, filed March 3, 2011

1.

We engaged Mr. Stewart on the same day as our former accountant failed to stand for re-election.  The dates have been conformed to our amended filing this date.

2.

 We provided our former accountant with a copy of the disclosures, and received his letter required by Item 304(a)(3) on March 8, 2011.  We are filing a copy of the letter as Exhibit 16.1 with our amendment of this date.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

PANTELIS ZACHOS

Chief Executive Officer